"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 7 May 2003

ORK –Mandatory disclosure

Orkla has on May 6 2003 after trading hours sold its total shareholding of 10,455,686 shares consisting of 4,413,205 A-shares and 6,042,481 B-shares in Hafslund ASA, which represents 5.36% of the company's total share capital. The shares have been sold at a price of NOK 40.00 for the A-class shares and NOK 37.40 for the B-class shares.

In connection with the transaction, Orkla has been granted certain compensation rights from the buyer for a certain time period in case of potential higher later offers.

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